UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced preliminary eight-week follow-up data on 20 patients from a single center in its pivotal European study using Adhibit™ to reduce the incidence and severity of adhesions following laparoscopic surgery in a gynecological population. Data from this pivotal trial may be used support the European submission for consideration of CE Mark approval and commercialization in Europe. The results were announced today at the 33rd Annual Meeting of the American Association of Gynecologic Laparoscopists in San Francisco, CA.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  November 12, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Friday, November 12, 2004

ANGIOTECH ANNOUNCES PRELIMINARY DATA FROM PIVOTAL EUROPEAN GYNECOLOGY ANTI-ADHESION STUDY

VANCOUVER, BC and SAN FRANCISCO, CA, November 12, 2004 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced preliminary eight-week follow-up data on 20 patients from a single center in its pivotal European study using Adhibit™ to reduce the incidence and severity of adhesions following laparoscopic surgery in a gynecological population. Data from this pivotal trial may be used support the European submission for consideration of CE Mark approval and commercialization in Europe. The results were announced today at the 33rd Annual Meeting of the American Association of Gynecologic Laparoscopists in San Francisco, CA.

The study involves 75 patients in total - randomized 2:1, and was initiated at four centers in Europe and the Dutch Antilles. It is designed to evaluate safety and efficacy of Adhibit™ for the prevention of post-surgical adhesions (internal scar) in patients undergoing laparoscopic surgical removal of fibroids from the uterus (myomectomy). Both laparoscopic and traditional open surgical approaches were permitted. Laparoscopic myomectomy differs from conventional abdominal myomectomy in that only a few keyhole incisions are used rather than one large incision. The test group had Adhibit™ sprayed onto the surgical sites, while the control group was left untreated. It is hypothesized that Adhibit™ binds to tissue during the critical period when adhesions typically form and by acting as a physical barrier, thus prevents their occurrence. The endpoint of the trial is to measure the extent and severity (dense vs. filmy) of the adhesion formation by conducting a follow-up look with a laparoscopy eight weeks after the initial procedure. There are three types of adhesions: filmy, vascular, and dense. Dense adhesions are considered both the most difficult to treat and likely to recur, as well as the ones that traditionally cause problems for the patient, such as more severe chronic pain, and infertility.

The interim results are from this single center experience and suggest a favorable and major difference in the change-in-baseline adhesion scores favoring the Adhibit™-treated group. The Adhibit™-treated group totaled 14 patients with a total of 210 inspected sites, while the control group totaled six patients with a total of 90 inspected sites. These various locations such as the uterine wall, abdominal wall, and adnexa (fallopian tubes & ovaries) were inspected on the second look.

Highlights of the study include:

•

Presence of adhesions at only 13.8% of inspected sites in the Adhibit™-treated group versus 46.7% of inspected sites in the control group, an over three-fold improvement in the reduction of lesions.

•

Presence of adhesions at only 10.7% of adnexal inspected sites in the Adhibit™-treated group versus 50.0% of adnexal inspected sites in the control group, an almost 5-fold improvement in the reduction of lesions. Adnexa are a critical location since adhesions in the delicate structures of fallopian tubes and ovaries can often lead to fertility issues.

•

Only 0.9% of total inspected sites in the Adhibit™-treated group had dense adhesions versus 23.3% of total inspected sites in the control group.

•

0% of adnexal inspected sites in the Adhibit™-treated group had dense adhesions versus 25.0% of adnexal inspected sites in the control group.

•

Of the adhesions experienced in Adhibit™-treated group, only 6.8% were dense while of the adhesions experienced in the control group, 47.6% were dense. This suggests that the few patients in the Adhibit™-treated group who happened to have adhesions had a 7-fold greater chance of the adhesion being a more benign type lesion than in the untreated patient.

Adhibit™ was found to be safe, with no adverse events reported related to the use of the product. Additional clinical studies are underway to evaluate further the adhesion prevention properties of Adhibit™ in myomectomy and other gynecologic laparoscopic surgeries.

“These data from one center’s experience with Adhibit™ are very encouraging,” said William Hunter, President and CEO of Angiotech. “We look forward to ultimately viewing the complete data which we hope advances Adhibit™ as a useful and potent tool in the gynecologic space as a means of reducing painful and damaging adhesions.”                                         …/2

Adhesions occur when normally separate tissues scar together. At the time of surgery, there is damage to tissue, which can lead to abnormal connections between tissues and organs. Adhibit™ binds directly to the tissue and forms a temporary barrier between surfaces, preventing contact and adhesions from forming. Potential serious complications of adhesions include conditions such as chronic pain, bowel obstruction and infertility. It has been reported that there is a 90% incidence of adhesions in patients with multiple previous surgeries and an over 70% incidence of adhesions in women with previous gynecologic surgeries.

Uterine fibroids are the most common solid pelvic tumor in women, present in up to 70% of the female population. In the U.S., 175,000-200,000 hysterectomies and 40,000 myomectomy procedures are performed each year due to uterine fibroids.

Adhibit™ has other distinguishing features; it is easily applied with a spray system making it uniquely suitable for effective endoscopic application, and only takes one minute to prepare. The product is a completely synthetic, self-polymerizing liquid hydrogel that is safely metabolized by the body in less than 30 days. Adhibit™ adhesion prevention gel is already approved in Europe to prevent or reduce post-surgical adhesion formation in pediatric patients undergoing cardiac surgery.

Adhibit™ is a trademark of Cohesion Technologies Inc, a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc. Adhibit™ is currently sold, marketed and distributed by Baxter Healthcare Corporation, based on a February 2003 worldwide (excluding Japan and certain other territories) strategic alliance between Angiotech and Baxter.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12